Safety of the association of Alfuzosin 10 mg OD
(Xatral® OD/ Uroxatral®) and Tadalafil 20mg (Cialis®)

Demonstration of the good cardiovascular tolerability of Alfuzosin 10 mg OD

Paris, June 23, 2005 - The results of the ALFUCIA (ALFUzosin & CIAlis®) study, has been recently presented at the XXth European Association of Urology (EAU) Congress in Istanbul, Turkey, suggesting that the uroselective alpha1-blocker alfuzosin 10 mg once daily (OD) could be safely associated with the phosphodiesterase-5 (PDE-5) inhibitor Tadalafil 20mg

ALFUCIA was a double-blind, placebo-controlled cross-over study including 18 healthy volunteers aged between 40 and 65 years.

This trial was conducted as follow:

- The 18 volunteers received alfuzosin 10 mg daily for 7 days. They were then randomized to receive Tadalafil 20 mg or placebo 4 hours after the last dose of alfuzosin 10 mg.
- Blood pressure (BP) was recorded pre-dose (baseline BP) and for 24 hours post-dose to evaluate potential haemodynamic interaction between Tadalafil 20 mg and alfuzosin 10 mg.

The results of this study showed that:
In subjects on alfuzosin 10mg, Tadalafil 20mg produced marginal blood pressure changes (mean maximal decrease of systolic BP: - 4.3 mmHg and diastolic: - 3.5 mmHg versus baseline BP ) versus placebo.
Analysis of outliers on alfuzosin 10mg (i.e. number of patients with clinically important BP effects versus baseline BP) was low and similar between Tadalafil 20 mg and placebo.
No subjects taking alfuzosin 10mg and Tadalafil 20 mg or placebo dropped their standing systolic BP > 30 mmHg or diastolic BP > 20 mmHg from baseline BP.

“Co-prescription of drugs both PDE-5 inhibitors and alpha-blockers are safe treatments but they may have an impact on blood pressure. The ALFUCIA study demonstrates that alfuzosin 10mg shows no clinically significant haemodynamic interaction with Tadalafil 20mg. These results are an important finding as they comfort the physician that both drugs could be associated if patients already treated for LUTS suggestive of BPH and requiring a specific treatment for sexual dysfunction” said Dr. François Giuliano, MD, PhD Department of Urology, Academic hospital of Bicêtre Associate professor Medical University of Paris South, France, involved in the ALFUCIA study.

BPH is a common condition in older men which has a significant impact on their daily lives. The incidence of histological BPH is considered as high as 50% in men aged 60 years, rising to 88% in men aged 80 yearsi. Symptoms of BPH, also called LUTS, have a major impact on the daily life of sufferers and 75% of men with BPH, report at least one symptom to be bothersomeii.

Sexual function is an important component of quality of life in men with LUTS, even in advanced age. Recent epidemiological studies have shown that sexual dysfunction and reduced ejaculation, is highly prevalent and bothersome in men with LUTSiii iv v. Moreover, the severity of LUTS appears an important co-morbid condition associated with erectile and ejaculatory dysfunctions. This association between LUTS and sexual dysfunctions independent of age and other co-morbidities such as diabetes and hypertension v. Such a high level of burden implies that sexual function should be carefully assessed before treating LUTS as some treatment options may further impair this important aspect of quality of life.

“Because alfuzosin 10mg has no deleterious effect on sexual function and, based on the ALFUCIA study results, is well tolerated in association with a PDE-5 inhibitor, such as Tadalafil 20 mg, it is likely to be the alpha-blocker of choice in BPH patients complaining of LUTS and sexual dysfunction” said Steve Kaplan,

Investor Relations Department	1/2
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

MD, Given Foundation Professor of Urology and Vice-chairman, College of Physicians and Surgeons at Columbian University, New-York, USA.

Elsewhere, Alfuzosin 10mg OD shows a good cardiovascular tolerability, including in elderly men who are characterized by a high prevalence of cardiovascular co-morbidity and hypotensive co-medication.1

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i Berry SJ, Coffey DS, Walsh PC, Ewing L: The development of human benign prostatic hypertrophy with age. J Urol, 1984; 132: 474-479.

ii Garraway WM, Russell EBAW, Lee RJ, Collins GN, McKelvie GB, Hehir M et al: Impact of previously unrecognized benign prostatic hyperplasia on the daily activities of middle-aged and elderly men. Br J Gen Pract, 1993; 43: 318-321.

iii Frankel SJ, Donovan JL, Peters TI, Abrams P, Dabhoiwala F, Osawa D. et al. Sexual dysfunction in men with lower urinary tract symptoms. J. Clin. Epidemiol., 51: 677, 1998.

iv Emberton M, Vallancien G, van Moorselaar J, Harving N, Hartung R, Matzkin H et al. Sexual dysfunction in patients with lower urinary tract symptoms. J. Urol. 2002, 167 (suppl.), 271 (abstract 1066).

v Rosen R, Robertson C, Altwein J, Giuliano F, Kirby R, Lukacs B et al. Lower urinary tract symptoms and male sexual dysfunction: the Multi-National Survey of the Ageing Male (MSAM-7).Eur. Urol. 2003,44: 637-649.

vi Matzkin H.1 , Hartung R.2 , Emberton M.3 , Van Moorselaar R.J.A.4 , Elhilali M.5 , Alcaraz A.6 , Harving N.7 , Vallancien G.8 , for the Alf-One study group. Abstract 845, EAU 2005.

Investor Relations Department	2/2
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com